Exhibit 20.1
CAPITAL PROPERTIES, INC. Parcels in Downtown Providence

Parcel #	Square Feet (sq. ft.)
CAPITAL CENTER:	PARCEL SIZE	DEVELOPMENT ON PARCELS
2A&B	56,700	17 and 19 Story Condo Buildings — 307,000 gross sq. ft.
2C	35,300	13 Story Office Building — 325,000 gross sq. ft.
3S	48,000	13 Story Office Building — 235,000 gross sq. ft.
3W	35,000
3E	24,000
4W	46,000
4E	22,000
5	54,000	8 Story Apartment Building — 454,000 gross sq. ft.
6	276,000	4 Story Apartment Building — 120,000 gross sq. ft.
7A	76,000	330 Car Public Parking Garage
8	36,000	4 Story Office Building — 114,000 gross sq. ft.
9	72,000	10 Story Office Building — 210,000 gross sq. ft.

OUTSIDE CAPITAL CENTER:
20	26,600	3-4 Story Historic Building in southwest comer of lot — 18,000 gross sq. ft.